UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13a-16 OR 15d-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934
April 17, 2009
Harmony Gold Mining Company Limited
Randfontein Office Park
CNR Ward Avenue and Main Reef Road
Randfontein, 1760
South Africa
(Address of principal executive offices)
(Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F)
Form 20-F ☑       Form 40-F
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes       No ☑

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Dated: April 17, 2009
Harmony Gold Mining Company Limited
By: /s/ Graham Briggs
Name: Graham Briggs

Title: Chief Executive Officer

Fatality at Harmony’s Brand 2 shaft
Johannesburg. Friday, 17 April 2009. Harmony Gold Mining Company Limited (Harmony) regretfully announces that an accident at its Target mine in the Free State on Tuesday resulted in the loss of life of a contract worker. Initially, the cause of death was unclear. Therefore an autopsy was performed to determine the cause of death, which was found to be electrocution. Investigations of the equipment used are also underway to establish the reasons for the electrocution.
Production was not hindered by the accident. However, the National Union of Mineworkers (NUM) has declared a day of mourning that commenced last night and will continue for the duration of today.
Harmony’s Chief Executive Officer, Graham Briggs and his management team, express their sincere condolences to the family of the deceased.
Harmony continues to address safety through its behavior-based initiatives that have been rolled out to all of its operations. The continuous communication on safety in the working place as well as off the job is receiving priority attention from all stakeholders involved.
ends.
Issued by Harmony Gold Mining Company Limited
17 April 2009
For more details contact:
Marian van der Walt
Executive: Corporate and Investor Relations
on +27 (0)82 888 1242
or
Esha Brijmohan
Investor Relations Officer
on +27 (0)82 759 1775
Corporate Office:
Randfontein Office Park
P O Box 2
Randfontein
South Africa 1760
T +27 (11) 411 2000
www.harmony.co.za

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